File No. 82-4668

05012146

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

SUPPL

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

PROCESSED
OCT 31 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 27 2005
WASH. D.C. 213

25 October 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Applied Research & Communications Limited – Company no. 1715165 – Annual report for year ended 31 December 2004.
2. BJM Research & Consultancy Limited – Company no. 1113373 - Annual report for year ended 31 December 2004.
3. City Research Group Limited – Company no. 1368041 - Annual report for year ended 31 December 2004.
4. City Research Associates Limited – Company no. 2451602 - Annual report for year ended 31 December 2004.
5. Infratest Burke Limited – Company no. 2136155 - Annual report for year ended 31 December 2004.
6. Infratest Burke Group Limited – Company no. 2127788 - Annual report for year ended 31 December 2004.
7. Infratest Burke Core Company Limited – Company no. Annual report for year ended 31 December 2004.
8. Infratest Burke Asia Pacific Limited – Company no. 2787385 - Annual report for year ended 31 December 2004.
9. Infratest Burke International Services Limited – Company no. 2379938 - Annual report for year ended 31 December 2004.
10. Market Behaviour Limited – Company no. 1445214 - Annual report for year ended 31 December 2004.
11. Market Blueprint Limited – Company no. 3001084 - Annual report for year ended 31 December 2004.
12. MBL Group Limited – Company no. 2077760 - Annual report for year ended 31 December 2004.
13. MRM Distributions Limited – Company no. 2182246 - Annual report for year ended 31 December 2004.
14. NFO European Access Panels Ltd. – Company no. 2405349 - Annual report for year ended 31 December 2004.
15. NFO Worldwide Ltd. – Company no. 3161960 - Annual report for year ended 31 December 2004.

Registered in England & Wales No. 912624
Taylor Nelson Sofres plc Registered Office:

16. Parker Bishop Limited – Company no. 662917 - Annual report for year ended 31 December 2004.
17. Public Attitude Surveys Limited – Company no. 1407911 - Annual report for year ended 31 December 2004.
18. Public Attitude Surveys Holdings Limited – Company no. 3062384 - Annual report for year ended 31 December 2004.
19. Schemetype Limited – Company no. 2679478 - Annual report for year ended 31 December 2004.
20. Specialist People Resources Limited – Company no. 3032722 - Annual report for year ended 31 December 2004.
21. Strategic Marketing Consultancy Limited – Company no. 2439225 - Annual report for year ended 31 December 2004.
22. System Three (Scotland) Limited – Company no. SC081084 - Annual report for year ended 31 December 2004.
23. Taylor Nelson AGB Limited – Company no. 3510405 - Annual report for year ended 31 December 2004.
24. Taylor Nelson Sofres Quest Trustee limited – Company no. 4219086 - Annual report for year ended 31 December 2004.
25. Taylor Nelson Sofres Trustees Limited – Company no. 3014589 - Annual report for year ended 31 December 2004.
26. TNS Euro Finance Limited – Company no. 3229747 - Annual report for year ended 31 December 2004.
27. TNS Overseas Holdings (Delta) Limited – Company no. 3968944 - Annual report for year ended 31 December 2004.
28. TNS Overseas Holdings (Zeta) Limited – Company no. 4177804 - Annual report for year ended 31 December 2004.
29. TNS Dollar Finance Limited – Company no. 4554166 - Annual report for year ended 31 December 2004.
30. WHF (Southern) Limited – Company no. 2508797 - Annual report for year ended 31 December 2004.
31. Metra Sofres Limited - Company no. 1747750 – Forms 244 – Notice of claim to extend the period for laying and delivering accounts.
32. MRM Promotional Services Limited – Company no. 2802877 – Forms 244 – Notice of claim to extend the period for laying and delivering accounts.
33. NFO Worldgroup Limited – Company no. 4122493 – Forms 244 – Notice of claim to extend the period for laying and delivering accounts.
34. TNS Media Intelligence Limited – Company no. 540209 – Forms 244 – Notice of claim to extend the period for laying and delivering accounts.
35. TNS Sport Limited – Company no. 2824645 – Forms 244 – Notice of claim to extend the period for laying and delivering accounts.
36. TNS UK Limited – Company no. 3073845 – Forms 244 – Notice of claim to extend the period for laying and delivering accounts.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF14 3UZ

VIA Securicor Diamond

24 October 2005

Dear Sir/Madam

Company name	Registered no.
Applied Research & Communications Limited	1715165
BJM Research & Consultancy Limited	1113373
City Research Group Limited	1368041
City Research Associates Limited	2451602
Infratest Burke Limited	2136155
Infratest Burke Group Limited	2127788
Infratest Burke Core Company Limited	1322773
Infratest Burke Asia Pacific Limited	2787385
Infratest Burke International Services Limited	2379938
Market Behaviour Limited	1445214
Marketing Blueprint Limited	3001084
MBL Group Limited	2077760
MRM Distributions Limited	2182246
NFO European Access Panels Ltd	2405349
NFO Worldwide Ltd	3161960
Parker Bishop Limited	662917
Public Attitude Surveys Limited	1407911
Public Attitude Surveys Holdings Limited	3062384
Schemetype Limited	2679478
Specialist People Resources Limited	3032722
Strategic Marketing Consultancy Limited	2439225
System Three (Scotland) Limited	SC081084
Taylor Nelson AGB Limited	3510405
Taylor Nelson Sofres Quest Trustee Limited	4219086
Taylor Nelson Sofres Trustees Limited	3014589
TNS Euro Finance Limited	3229747
TNS Overseas Holdings (Delta) Limited	3968944
TNS Overseas Holdings (Zeta) Limited	4177804
TNS Dollar Finance Limited	4554166
WHF (Southern) Limited	2508797

I enclose a copy annual report for the year ended 31 December 2004, in connection with the above-named company in loose-leaf format.

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

x:\users\companysecretarial 050101\companies house\051021_various a r&a.doc

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

tns™

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

F/N: 82-4808

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF14 3UZ

SEC MAIL PROCESSING
RECEIVED
OCT 27 2005
WASH. D.C. 213 SECTION

VIA Securicor Diamond

24 October 2005

Dear Sir/Madam

Forms 244 – notice of claim to extend the period for laying and delivering accounts.

Metra Sofres Limited registered no. 1747750
MRM Promotional Services Limited registered no. 2802877
NFO Worldgroup Limited registered no. 4122493
TNS Media Intelligence Limited registered no. 540209
TNS Sport Limited registered no. 2824645
TNS UK Limited registered no. 3073845

I enclose duly completed and signed forms 244s for the above-named companies together for the accounting period ending 31 December 2004. Please acknowledge that these applications for an extension for laying and delivering accounts have been accepted at your earliest convenience and please also acknowledge that these forms have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

x:\users\companysecretarial 050101\companies house\051024_form 363s.doc

F/N: 82-4668

G

COMPANIES FORM No. 244

Notice of claim to extension of period allowed for laying and delivering accounts - oversea business or interests

CHWP000

244

(Do not use this form for accounting periods beginning on or after 1st January 2005)

Please do not write in this margin

Pursuant to section 244 of the Companies Act 1985 as inserted by section 11 of the Companies Act 1989

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

Company number: 1747750

Name of company

* insert full name of company

* Metra Sofres Limited

+ delete as appropriate

The directors of this company give notice that the company is carrying on business, or has interests, outside the United Kingdom, the Channel Islands and the Isle of Man and claim an extension of three months to the period allowed under this section for laying and delivering accounts in relation to the financial year of the company [ending][which ended on]+

Day	Month	Year
3 1	1 2	2 0 0 4

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation‡ Secretary Date 21 October 2005

Notes

1. A company which carries on business or has interests outside the United Kingdom, the Channel Islands and the Isle of Man may, by giving notice in the prescribed form to the Registrar of Companies under section 244(3) of the Act, claim an extension of three months to the period which otherwise would be allowed for the laying and delivery of accounts under section 244(1).

2. Notice must be given before the expiry of the period which would otherwise be allowed under section 244(1).

3. A separate notice will be required for each period for which the claim is made.

4. The date in the box on the form should be completed in the manner illustrated below.

0 5	0 4	2 0 0 0

Presentor's name address telephone number and reference (if any) :

Sofia Bernsand, Company Secretarial Department, Taylor Nelson Sofres plc, TNS House, Westgate, London, W5 1UA
Tel: 0208 967 2230

For official Use (11/2004)
D.E.B.
Post room

G

CHWP000

COMPANIES FORM No. 244

Notice of claim to extension of period allowed for laying and delivering accounts - oversea business or interests

244

(Do not use this form for accounting periods beginning on or after 1st January 2005)

Please do not write in this margin

Pursuant to section 244 of the Companies Act 1985 as inserted by section 11 of the Companies Act 1989

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

Company number: 2802877

Name of company

* insert full name of company

* MRM Promotional Services Limited

The directors of this company give notice that the company is carrying on business, or has interests, outside the United Kingdom, the Channel Islands and the Isle of Man and claim an extension of three months to the period allowed under this section for laying and delivering accounts in relation to the financial year of the company [ending][which ended on]+

+ delete as appropriate

Day	Month	Year
3 1	1 2	2 0 0 4

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation‡ Secretary Date 21 October 2005

Notes

1. A company which carries on business or has interests outside the United Kingdom, the Channel Islands and the Isle of Man may, by giving notice in the prescribed form to the Registrar of Companies under section 244(3) of the Act, claim an extension of three months to the period which otherwise would be allowed for the laying and delivery of accounts under section 244(1).

2. Notice must be given before the expiry of the period which would otherwise be allowed under section 244(1).

3. A separate notice will be required for each period for which the claim is made.

4. The date in the box on the form should be completed in the manner illustrated below.

0 5	0 4	2 0 0 0

Presentor's name address telephone number and reference (if any) :

Sofia Bernsand, Company Secretarial Department, Taylor Nelson Sofres plc, TNS House, Westgate, London, W5 1UA
Tel: 0208 967 2230

For official Use (11/2004)
D.E.B.

Post room

G

CHWP000

COMPANIES FORM No. 244

Notice of claim to extension of period allowed for laying and delivering accounts - oversea business or interests

244

(*Do not use this form for accounting periods beginning on or after 1st January 2005*)

Please do not write in this margin

Pursuant to section 244 of the Companies Act 1985 as inserted by section 11 of the Companies Act 1989

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

Company number

4122493

Name of company

* insert full name of company

* NFO Worldgroup Limited

+ delete as appropriate

The directors of this company give notice that the company is carrying on business, or has interests, outside the United Kingdom, the Channel Islands and the Isle of Man and claim an extension of three months to the period allowed under this section for laying and delivering accounts in relation to the financial year of the company [ending][which ended on]+

Day	Month	Year
3 1	1 2	2 0 0 4

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation‡ Secretary Date 21 October 2005

Notes

1. A company which carries on business or has interests outside the United Kingdom, the Channel Islands and the Isle of Man may, by giving notice in the prescribed form to the Registrar of Companies under section 244(3) of the Act, claim an extension of three months to the period which otherwise would be allowed for the laying and delivery of accounts under section 244(1).

2. Notice must be given before the expiry of the period which would otherwise be allowed under section 244(1).

3. A separate notice will be required for each period for which the claim is made.

4. The date in the box on the form should be completed in the manner illustrated below.

0 5	0 4	2 0 0 0

Presentor's name address telephone number and reference (if any) :

Sofia Bernsand, Company Secretarial Department, Taylor Nelson Sofres plc, TNS House, Westgate, London, W5 1UA
Tel: 0208 967 2230

For official Use (11/2004)

D.E.B.

Post room

G

CHWP000

COMPANIES FORM No. 244

Notice of claim to extension of period allowed for laying and delivering accounts - oversea business or interests

244

(Do not use this form for accounting periods beginning on or after 1st January 2005)

Please do not write in this margin

Pursuant to section 244 of the Companies Act 1985 as inserted by section 11 of the Companies Act 1989

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

Company number

540209

Name of company

* insert full name of company

* TNS Media Intelligence Limited

+ delete as appropriate

The directors of this company give notice that the company is carrying on business, or has interests, outside the United Kingdom, the Channel Islands and the Isle of Man and claim an extension of three months to the period allowed under this section for laying and delivering accounts in relation to the financial year of the company [ending][which ended on]+

Day	Month	Year
3 1	1 2	2 0 0 4

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation‡ Secretary Date 21 October 2005

Notes

1. A company which carries on business or has interests outside the United Kingdom, the Channel Islands and the Isle of Man may, by giving notice in the prescribed form to the Registrar of Companies under section 244(3) of the Act, claim an extension of three months to the period which otherwise would be allowed for the laying and delivery of accounts under section 244(1).

2. Notice must be given before the expiry of the period which would otherwise be allowed under section 244(1).

3. A separate notice will be required for each period for which the claim is made.

4. The date in the box on the form should be completed in the manner illustrated below.

0 5	0 4	2 0 0 0

Presentor's name address telephone number and reference (if any) :

Sofia Bernsand, Company Secretarial Department, Taylor Nelson Sofres plc, TNS House, Westgate, London, W5 1UA
Tel: 0208 967 2230

For official Use (11/2004)
D.E.B.

Post room

G

CHWP000

COMPANIES FORM No. 244

Notice of claim to extension of period allowed for laying and delivering accounts - oversea business or interests

244

(Do not use this form for accounting periods beginning on or after 1st January 2005)

Please do not write in this margin

Pursuant to section 244 of the Companies Act 1985 as inserted by section 11 of the Companies Act 1989

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

Company number

2824645

Name of company

* insert full name of company

* TNS Sport Limited

+ delete as appropriate

The directors of this company give notice that the company is carrying on business, or has interests, outside the United Kingdom, the Channel Islands and the Isle of Man and claim an extension of three months to the period allowed under this section for laying and delivering accounts in relation to the financial year of the company [ending][which ended on]+

Day	Month	Year
3 1	1 2	2 0 0 4

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation‡ Secretary Date 21 October 2005

Notes

1. A company which carries on business or has interests outside the United Kingdom, the Channel Islands and the Isle of Man may, by giving notice in the prescribed form to the Registrar of Companies under section 244(3) of the Act, claim an extension of three months to the period which otherwise would be allowed for the laying and delivery of accounts under section 244(1).

2. Notice must be given before the expiry of the period which would otherwise be allowed under section 244(1).

3. A separate notice will be required for each period for which the claim is made.

4. The date in the box on the form should be completed in the manner illustrated below.

0 5	0 4	2 0 0 0

Presentor's name address telephone number and reference (if any) :

Sofia Bernsand, Company Secretarial Department, Taylor Nelson Sofres plc, TNS House, Westgate, London, W5 1UA
Tel: 0208 967 2230

For official Use (11/2004)
D.E.B.

Post room

G

COMPANIES FORM No. 244

Notice of claim to extension of period allowed for laying and delivering accounts - oversea business or interests

244

CHWP000

(*Do not use this form for accounting periods beginning on or after 1st January 2005*)

Please do not write in this margin

Pursuant to section 244 of the Companies Act 1985 as inserted by section 11 of the Companies Act 1989

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

Company number: 3073845

Name of company

* insert full name of company

* TNS UK Limited

The directors of this company give notice that the company is carrying on business, or has interests, outside the United Kingdom, the Channel Islands and the Isle of Man and claim an extension of three months to the period allowed under this section for laying and delivering accounts in relation to the financial year of the company [ending][which ended on]+

\+ delete as appropriate

Day	Month	Year
3 1	1 2	2 0 0 4

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation‡ Secretary Date 21 October 2005

Notes

1. A company which carries on business or has interests outside the United Kingdom, the Channel Islands and the Isle of Man may, by giving notice in the prescribed form to the Registrar of Companies under section 244(3) of the Act, claim an extension of three months to the period which otherwise would be allowed for the laying and delivery of accounts under section 244(1).

2. Notice must be given before the expiry of the period which would otherwise be allowed under section 244(1).

3. A separate notice will be required for each period for which the claim is made.

4. The date in the box on the form should be completed in the manner illustrated below.

0 5	0 4	2 0 0 0

Presentor's name address telephone number and reference (if any) :

Sofia Bernsand, Company Secretarial Department, Taylor Nelson Sofres plc, TNS House, Westgate, London, W5 1UA
Tel: 0208 967 2230

For official Use (11/2004)

D.E.B.

Post room

F/N: 82-4668

MRM Distributions Limited

Report and accounts

for the year ended

31 December 2004

Reg No 2182246

MRM Distributions Limited

Report and accounts

For the year ended 31 December 2004

MRM Distributions Limited

Directors' report

For the year ended 31 December 2004

The director presents his report together with the financial statements for the year ended 31 December 2004.

1 Principal activities, business review and future developments

The company was dormant during the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2004 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

3 Directors

The directors of the company during the year are listed below:

A B Cowling (resigned 6th September 2004)
S P Ducat (appointed 6th September 2004, resigned 21st February 2005)
D Parry (appointed 6th September 2004)
P S K Wright (appointed 21 February 2005)

4 Directors' interests in shares of the company

The directors had no interests in the shares of the company at any time during the year.
Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
......20/10/...... 2005

MRM Distributions Limited

Balance sheet

As at 31 December 2004

	Notes	2004 £000	2003 £000
Creditors: amounts falling due within one year	3	**(1,145)**	(1,145)
Net liabilities		**(1,145)**	(1,145)
Capital and reserves			
Called up share capital	4	**240**	240
Share premium account		**3,460**	3,460
Profit and loss account		**(4,845)**	(4,845)
Equity shareholders' funds		**(1,145)**	(1,145)

For the year ended 31 December 2004 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 5 were approved by the board of directors on ....20/10/.......... 2005 and were signed on its behalf by:

PSK Wright

PSK Wright
Director

MRM Distributions Limited

Notes to the financial statements

For the year ended 31 December 2004

1 Principal accounting policies

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Employees

The company has no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 Creditors: Amounts falling due within one year

	2004	2003
	£000	£000
Amounts owed to group undertakings	**1,145**	1,145

4 Called up share capital

	2004	2003
	£000	£000
Authorised		
250,000 ordinary shares of £1 each	**250**	250
Allotted, called up and fully paid		
240,000 ordinary shares of £1 each	**240**	240

5 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

F/N: 82-4668

Parker Bishop Limited

Report and accounts

for the year ended

31 December 2004

Reg No 662917

Parker Bishop Limited

Report and accounts

For the year ended 31 December 2004

Parker Bishop Limited

Directors' report

For the year ended 31 December 2004

The director presents his report together with the financial statements of the company for the year ended 31 December 2004.

Principal activities, business review and future developments

The company did not trade during the year.

Results and dividends

The company did not trade during the year. (2003: £5,000 Loss). The director does not recommend the payment of a dividend for the year (2003: £nil).

Directors

The director of the company during the year is listed below:

A B Cowling (Chairman)	(resigned 6 September 2004)
J-M Portail	(appointed 6 September 2004)
P S K Wright	(appointed 6 September 2004)

Directors' interests in shares of the company

The director had no interest in shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
......20/10/........ 2005

Parker Bishop Limited

Profit and loss account

For the year ended 31 December 2004

	Notes	**2004**	2003
		£000	£000
Profit on ordinary activities before tax	3	-	(5)
Profit/(Loss) for the financial year		-	(5)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit or loss on ordinary activities before tax and the retained profit or loss for the year stated above and their historical cost equivalents.

All of the above transactions in the prior year relate to discontinued operations.

Parker Bishop Limited

Balance sheet

As at 31 December 2004

	Notes	2004	2003
		£000	£000
Current assets			
Debtors	4	**177**	177
Net assets		**177**	177
Capital and reserves			
Called up share capital	5	**3**	3
Profit and loss account	6	**174**	174
Equity shareholders' funds	6	**177**	177

For the year ended 31 December 2004 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 7 were approved by the board of directors on ......20/10/............ 2005 and were signed on its behalf by:

PSK Wright

PSK Wright
Director

Parker Bishop Limited

Notes to the financial statements

For the year ended 31 December 2004

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards.

2 Directors' emoluments

No directors received any emoluments during the year (2003: £nil).

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his emoluments are disclosed in the financial statements of that company.

3 Taxation on profit on ordinary activities

	2004	2003
	£000	£000
Analysis of charge/(credit) in the year:		
Deferred tax		
Origination and reversal of timing difference		
- Current year	-	5
Total deferred tax	-	5
Tax on profit on ordinary activities	-	5

4 Debtors

	2004	2003
	£000	£000
Amounts due from group undertakings	177	177

5 Called up share capital

	2004	2003
	£	£
Authorised		
5,000 ordinary shares of £1 each	**5,000**	5,000
Allotted, called up and fully paid		
3,400 ordinary shares of £1 each	**3,400**	3,400

6 Reconciliation of movements in shareholders' funds

	Share capital	Profit and loss account	Total
	£000	£000	£000
Balance at 1 January & 31 December 2004	**3**	**174**	**177**

7 Related party transactions

Parker Bishop Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, in accordance with the exemption allowed by paragraph 3(c) of FRS8, Related Party Disclosures, the financial statements do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

8 Ultimate parent undertaking

The immediate parent undertaking is TNS Media Intelligence Ltd and the ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Taylor Nelson AGB Limited

Report and accounts

For the year ended

31 December 2004

Reg No 3510405

Taylor Nelson AGB Limited

Directors' report

For the year ended 31 December 2004

The directors present their report together with the financial statements for the year ended 31 December 2004.

1 **Principal activities, business review and future developments**

The company was dormant throughout the year.

2 **Results and dividends**

The company did not trade during the year ended 31 December 2004 and the preceding period, accordingly no profit and loss account is presented with these financial statements.

3 **Directors**

The directors of the company at 31 December 2004, who have served throughout the whole of the year ended on that date, are listed below:

P S K Wright
E F Hoefling (resigned 2 July 2005)
J Smith (appointed 2 July 2005)

4 **Directors' interests in shares of the company**

No director had any interest in the shares of the company at any time during the period.

Mr Wright and Mr Hoefling hold interests in the ultimate parent company, Taylor Nelson Sofres plc as follows:-

	At 1 Jan 2004	Granted	Sold/ Exercised	At 31 Dec 2004
P S K Wright	No.	No.	No.	No.
Ordinary shares	5,206	43	5,206	43
Executive share option plan	75,000	40,000	-	115,000
E F Hoefling				
Ordinary shares	500	-	-	500
Executive share option plan	120,000	30,000	-	150,000

5 **Auditors**

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor is not required and will not be appointed will be proposed at the annual general meeting.

6 **Directors' responsibilities**

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
..20/10/.....2005

Taylor Nelson AGB Limited

Balance sheet

As at 31 December 2004

	Notes	**2004**	2003
			£
Current assets			
Unpaid share capital		**1**	1
Net assets		**1**	1
Capital and reserves			
Called up share capital	2	**1**	1
Equity shareholders' funds		**1**	1

For the year ended 31 December 2004 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 3 to 4 were approved by the board of directors on .... 2005 and were signed on its behalf by:

PSKWright

P S K Wright
Director

1 Principal accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards.

2 Called up share capital

	2004	2003
	£	£
Authorised		
1 ordinary share of £1 each	**1**	1
Allotted, called up and fully paid		
1 ordinary share of £1 each	**1**	1

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.
Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

F/N:82-4668

TNS Overseas Holdings (Delta) Limited

Report and accounts

for the year ended 31 December 2004

Reg No 3968944

TNS Overseas Holdings (Delta) Limited

Report and accounts

For the year ended 31 December 2004

The directors present their report with the financial statements for the period ended 31 December 2004.

Principal activities, business review and future developments

The company was dormant throughout the year.

Results and dividends

The company did not trade during the year ended 31 December 2004. Accordingly the profit on ordinary activities before taxation is nil (2003: £nil) and no profit and loss account is presented with these financial statements. The directors do not recommend payment of a dividend (2003: £nil).

Directors and their interests

The directors of the company during the year to 31 December 2004 were as follows:

Mr E F Hoefling (resigned 2 July 2005)
Mr D Parry
Mr P S K Wright

Mr EF Hoefling holds 500 (2003: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group. Mr PSK Wright holds 43 (2003: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group. Mr D Parry holds one (2003: 434) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

During the year Mr EF Hoefling, Mr PSK Wright and Mr D Parry were granted options to subscribe for shares and shares in Taylor Nelson Sofres plc as set out below.

Directors' interests in share options

	At 1 January 2004	Granted in the period	Exercised in the period	At 31 December 2004
E F Hoefling	130,829	30,000	-	160,829
P S K Wright	105,468	40,000	-	145,468
D Parry	35,829	10,000	-	45,829

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statements on a going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

By order of the board

I J Portal
Company Secretary
TNS House, Westgate, London W5 1UA
20/10/2005

TNS Overseas Holdings (Delta) Limited

Balance Sheet

As at 31 December 2004

	Notes	2004	2003
		£	£
Cash at bank and in hand		1	1
Net assets		1	1
Capital and reserves			
Called up share capital	3	1	1
Equity shareholders' funds		1	1

For the year ended 31 December 2004 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2) of the Companies Act 1985.

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221 of the Companies Act 1985;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 6 were approved by the board of directors on 20/10/2005 and were signed on its behalf by:

PSK Wright
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

3 Called up share capital

	2004	2003
	£	£
Authorised		
10,000 ordinary share of £1 each	10,000	10,000
Allotted, called up and fully paid		
1 ordinary share of £1 each	1	1

4 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

F/N:82-4668

SEC MAIL PROCESSING
RECEIVED
OCT 27 2005
WASH, D.C. 213 SECTION

TNS Overseas Holdings (Zeta) Limited

Report and accounts

for the year ended 31 December 2004

Reg No 4177804

TNS Overseas Holdings (Zeta) Limited

Report and accounts

For the year ended 31 December 2004

The directors present their report with the audited financial statements for the period ended 31 December 2004.

Principal activities, business review and future developments

The company is an investment holding company and was dormant throughout the year.

Results and dividends

The company did not trade during the year ended 31 December 2004. Accordingly the profit on ordinary activities before taxation is nil (2003: £nil) and no profit and loss account is presented with these financial statements. The directors do not recommend payment of a dividend (2003: £nil).

Directors

The directors of the company during the year to 31 December 2004 were as follows:

Mr E F Hoefling (resigned 2 July 2005)
Mr D Parry
Mr P S K Wright

Mr EF Hoefling holds 500 (2003: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group. Mr PSK Wright holds 43 (2003: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group. Mr D Parry holds one (2003: 434) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

During the year Mr EF Hoefling, Mr PSK Wright and Mr D Parry were granted options to subscribe for shares and shares in Taylor Nelson Sofres plc as set out below.

Directors' interests in share options

	At 1 January 2004	Granted in the period	Exercised in the period	At 31 December 2004
E F Hoefling	130,829	30,000	-	160,829
P S K Wright	105,468	40,000	-	145,468
D Parry	35,829	10,000	-	45,829

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statements on a going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
TNS House, Westgate, London W5 1UA
20/10/2005

TNS Overseas Holdings (Zeta) Limited

Balance Sheet

As at 31 December 2004

	Notes	2004	2003
		£	£
Fixed assets			
Investments	3	115,130,307	115,130,307
Current assets			
Cash at bank and in hand		1	1
Net assets		115,130,308	115,130,308
Capital and reserves			
Called up share capital	5	1,351	1,351
Share premium	5	114,530,393	114,530,393
Profit and loss account	5	598,564	598,564
Equity shareholders' funds	6	115,130,308	115,130,308

For the year ended 31 December 2004 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2) of the Companies Act 1985.

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221 of the Companies Act 1985;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 8 were approved by the board of directors on 20/10/ 2005 and were signed on its behalf by:

PSK Wright

PSK Wright
Director

TNS Overseas Holdings (Zeta) Limited

Notes to the financial statements

For the year ended 31 December 2004

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

3 Investments

	2004	2003
	£	£
Cost and net book value at beginning and end of year		
TNS Luxembourg Delta S.a.r.l	107,005,275	107,005,275
TNS Luxembourg Epsilon S.a.r.l	1,091,890	1,091,890
TNS Luxembourg Zeta S.a.r.l	7,033,142	7,033,142
	115,130,307	115,130,307

Details of the principal investments in which the company holds more than 20% of the nominal value of any class of share capital, all of which is represented by ordinary shares, are as set out below.

Subsidiary undertakings	Country of incorporation	Ownership in 2004 and 2003	Principal activity
TNS Luxembourg Delta S.a.r.l	Luxembourg	97%	Holding company
TNS Luxembourg Epsilon S.a.r.l	Luxembourg	97%	Holding company
TNS Luxembourg Zeta S.a.r.l	Luxembourg	99%	Holding company

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

4 Called up share capital

	2004	2003
	£	£
Authorised		
10,000,000 ordinary share of £1 each	10,000,000	10,000,000
Allotted, called up and fully paid		
1,351 ordinary shares of £1 each	1,351	1,351

5 Reserves

	Share premium	Profit and loss account
	£	£
At 1 January 2004 and 31 December 2004	115,308,138	598,565

6 Reconciliation of movements in shareholders' funds

	2004	2003
	£	£
Shareholders' funds at 1 January 2004 and 31 December 2004	115,130,308	115,130,308

7 Ultimate parent undertaking

The immediate parent undertaking is Taylor Nelson Sofres BV incorporated in the Netherlands.

The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

F/N: 82-4680

TNS Dollar Finance Limited
(formally TNS (Theta) Limited)

Report and accounts

for the year ended

31 December 2004

Reg No 4554166

TNS Dollar Finance Limited

Report and accounts

For the year ended 31 December 2004

The directors present their report with the audited financial statements for the year ended 31 December 2004.

1 Principal activities, business review and future developments

The company was dormant throughout the period. The name of the company was changed in 2004 from TNS (Theta) Limited to TNS Dollar Finance Limited.

2 Results and dividends

The company did not trade during the period ended 31 December 2004. Accordingly the profit on ordinary activities before taxation is nil and no profit and loss account is presented with these financial statements. The directors do not recommend payment of a dividend.

3 Directors and their interests

The directors of the company during the year to 31 December 2004 were as follows:

Mr EF Hoefling (resigned 2 July 2005)
Mr IJ Portal
Mr PSK Wright

Mr EF Hoefling holds 500 (2003: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group. Mr IJ Portal holds nil (2003: nil) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group. Mr PSK Wright holds 43 (2003: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

During the year Mr EF Hoefling and Mr PSK Wright were granted options to subscribe for shares in Taylor Nelson Sofres plc.

Directors' interests in share options

	At 1 January 2004	Granted in the period	Exercised in the period	At 31 December 2004
E F Hoefling	130,829	30,000	-	160,829
P S K Wright	105,468	40,000	-	145,468

4 Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
TNS House, Westgate, London W5 1UA
20/10/2005

TNS Dollar Finance Limited

Balance sheet

As at 31 December 2004

	Notes	**2004**	2003
		$	$
Cash at bank and in hand		**1**	1
Net assets		**1**	1
Capital and reserves			
Called up share capital	3	**1**	1
Equity shareholders' funds		**1**	1

For the period ended 31 December 2004 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the period in question in accordance with section 249B(2) of the Companies Act 1985.

The directors acknowledge their responsibility for:

a. Ensuring the company keeps accounting records which comply with section 221 of the Companies Act 1985;
b. Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial period in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 6 were approved by the board of directors on 20/10/ 2005 and were signed on its behalf by:

PSK Wright

P S K Wright
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed assets are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into US dollars at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the term of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

3 Called up share capital

	2004	2003
	$	$
Authorised		
1 ordinary shares of $1 each	**1**	1
Allotted, called up and fully paid		
1 ordinary shares of $1 each	**1**	1

4 Ultimate parent undertaking

The immediate parent undertaking is Taylor Nelson Sofres Inc., a company registered in Delaware, USA. The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

F/N:82-4668

Taylor Nelson Sofres Trustees Limited

Report and accounts

for the year ended

31 December 2004

Reg No 3014589

Taylor Nelson Sofres Trustees Limited

Directors' report

For the year ended 31 December 2004

The directors present their report together with the financial statements for the year ended 31 December 2004.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

The company acts as trustee to Taylor Nelson Sofres plc Pension Plan (1), Taylor Nelson Sofres plc Pension Plan (2), Taylor Nelson Sofres plc Pension Plan (3), Taylor Nelson Sofres plc Pension Plan (4), Taylor Nelson Research Staff Pension Plan and the Group Death in Service Insurance Scheme.

2 Directors

The directors of the company at 31 December 2004 are as follows:

A B Cowling (Chairman)
D J Addis
M L Petch
L R Taylor
E Hoefling (resigned 2 July 2005)

3 Directors' interests in shares

No directors held any interests in the shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interest in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Mr Hoefling, Mr Taylor and Mr Petch hold interests in the ultimate parent company, Taylor Nelson Sofres plc, as follows:-

	E Hoefling	**M Petch**	**L Taylor**
Ordinary shares			
At 1 January 2004	500	-	31,574
Acquired	-	-	2,000
Sold	-	-	-
At 31 December 2004	**500**	**-**	**33,574**
Savings related share options			
At 1 January 2004	10,829	12,956	7,219
Granted	-	-	1,993
Exercised/lapsed	-	-	-
At 31 December 2004	**10,829**	**12,956**	**9,212**
Executive share option plan			
At 1 January 2004	120,000	160,000	-
Granted	30,000	50,000	-
Exercised	-	-	-
At 31 December 2004	**150,000**	**210,000**	**-**

4 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed has been passed at an extraordinary general meeting.

5 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
....20/10/........ 2005

Taylor Nelson Sofres Trustees Limited

Balance sheet

As at 31 December 2004

	Notes	2004	2003
		£	£
Current assets			
Debtors: Amounts falling due within one year			
Amounts owed by parent undertaking		1	1
Net assets		1	1
Capital and reserves			
Called up share capital	2	1	1
		1	1

For the year ended 31 December 2004 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 and 5 were approved by the board of directors on .... 2005 and were signed on its behalf by:

A B Cowling

Chairman

Taylor Nelson Sofres Trustees Limited

Notes to the financial statements

For the year ended 31 December 2004

1 **Principal accounting policies**

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 **Called up share capital**

	2004	2003
	£	£
Authorised		
1,000 ordinary shares of £1 each	**1,000**	1,000
Allotted, called up and fully paid		
1 ordinary shares of £1 each	**1**	1

3 **Ultimate parent undertaking**

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

F/N: 82-4668

Opinion Research Limited

Report and accounts

for the year ended

31 December 2004

Reg No 835544

Opinion Research Limited

Directors' report

For the year ended 31 December 2004

The directors present this report together with the financial statements for the year ended 31 December 2004.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Directors

The directors of the company during the year are listed below:

D Parry (appointed 6th September 2004)
PSK Wright

3 Directors' interests in shares of the company

No directors held any interests in the shares of the company at any time during the year.

4 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
20/10/2005

Opinion Research Limited

Balance sheet

As at 31 December 2004

	Notes	2004	2003
		£000	£000
Current assets			
Debtors	3	**2,301**	2,395
		2,301	2,395
Creditors: amounts falling due within one year	4	**(2,301)**	(2,395)
Net current assets/(liabilities)		**-**	-
Net assets/(liabilities)		**-**	-
Capital and reserves			
Called up share capital	5	**-**	-
Profit and loss account	6	**-**	-
Equity shareholders' funds	6	**-**	-

For the year ended 31 December 2004 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 2 to 5 were approved by the director on .....20/10/..... 2005 and were signed by:

PSK Wright

P S K Wright
Director

Opinion Research Limited

Notes to the financial statements

For the year ended 31 December 2004

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards.

2 Employee Information

The company had no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 Debtors

	2004	2003
	£000	£000
Amounts due from group undertakings	**2,301**	2,395
	2,301	2,395

4 Creditors: Amounts falling due within one year

	2004	2003
	£000	£000
Amounts owed to parent company	**2,301**	1,130
Amounts owed to group undertakings	**-**	1,265
	2,301	2,395

5 Called up share capital

	2004	2003
	£	£
Authorised		
100 ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid		
100 ordinary shares of £1 each	**100**	100

6 Reconciliation of movements in shareholders' funds

	2004	2003
	£000	£000
Opening equity shareholders' funds	-	-
Closing equity shareholders' funds	-	-

7 Related party transactions

Opinion Research Ltd is a wholly owned subsidiary of TNS plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of Opinion Research Limited do not include disclosure of transactions with companies that are 90% owned within the group.

	2004	2003
	£	£
Intercompany balances at the year end were:		
Amounts due from Fieldcontrol	**72,000**	72,000
	72,000	72,000

Fieldcontrol was 70% owned within the group to 5 July 2004 on which date the minority interest was acquired.

The above transactions were undertaken at arms length on normal commercial terms.

8 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is TNS plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, TNS plc, Westgate, London W5 1UA.

F/N:82-4668

Taylor Nelson Sofres Quest Trustee Limited

Report and accounts

for the year ended

31 December 2004

Reg No 4219086

Taylor Nelson Sofres Quest Trustee Limited

Directors' report

For the year ended 31 December 2004

The directors present the financial statements for the year ended 31 December 2004.

1 Principal activities, business review and future developments

The company was dormant throughout the period.

The company acts as trustee to the Taylor Nelson Sofres plc Qualifying Employee Share Ownership Trust ("the QUEST"). The beneficiaries of the QUEST would be employees of Taylor Nelson Sofres plc and its UK resident subsidiaries and participants in the Taylor Nelson AGB Savings Related Share Option Scheme and the Taylor Nelson Sofres plc Savings Related Share Option Scheme and any other savings related share option scheme established by Taylor Nelson Sofres plc.

2 Directors

The directors of the company during the year to 31 December 2004 were as follows:

L R Taylor
M L Petch
D Addis
A B Cowling
E M F Temple

4 Directors' interests in shares of the company

No directors held any interests in shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc, and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

4 Directors' interests in shares of the company (continued)

Mr Taylor and Mr Petch hold the following interests in the ultimate parent company Taylor Nelson Sofres Plc:

	M Petch	L Taylor
Ordinary shares		
At 1 January 2004	-	31,574
Acquired	-	2,000
Sold	-	-
At 31 December 2004	**-**	**33,574**
Savings related share options		
At 1 January 2004	12,956	7,219
Granted	-	1,993
Exercised/lapsed	-	-
At 31 December 2004	**12,956**	**9,212**
Executive share option plan		
At 1 January 2004	160,000	-
Granted	50,000	-
Exercised	-	-
At 31 December 2004	**210,000**	**-**

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed has been passed at an extraordinary general meeting.

By order of the board

I J Portal
Company Secretary
Westgate, London W5 1UA
..20/10/..... 2005

Taylor Nelson Sofres Quest Trustee Limited

Balance sheet

As at 31 December 2004

	Notes	2004	2003
		£	£
Current assets			
Debtors: Amounts falling due within one year			
Amounts owed by parent undertaking – unpaid share capital		1	1
Net Assets		1	1
Capital and reserves			
Called up share capital	2	1	1
		1	1

For the period ended 31 December 2004 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records with comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 3 and 4 were approved by the board of directors on ....20/10/..... 2005 and were signed on its behalf by:

M Petch
Director

Taylor Nelson Sofres Quest Trustee Limited

Notes to the financial statements

For the year ended 31 December 2004

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2004	2003
	£	£
Authorised		
1000 ordinary share of £1 each	**1,000**	1,000
Allotted, called up and fully paid		
1 ordinary shares of £1 each	**1**	1

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements may be obtained from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

F/N: 82-4668

APPLIED RESEARCH AND COMMUNICATIONS LIMITED

REPORTS AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Registered number: 1715165

APPLIED RESEARCH AND COMMUNICATIONS LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

The directors present their report and accounts for the year ended 31 December 2004.

Principal activities and review of the business

There was no trading activity in the company during the period ended 31 December 2004 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

Dividends

The directors do not recommend a dividend (2003: nil).

Directors and directors' interests

The directors who served during the year were as follows:

NAG Spackman
S Factor
E F Hoefling (resigned 2 July 2005)
P S K Wright

The directors had no interests in the shares of the company at any time during the year.

The directors' interests in Taylor Nelson Sofres Plc are disclosed below:

	E Hoefling	**P Wright**	**S Factor**	**N Spackman**
Ordinary shares				
At 1 January 2004	500	5,206	-	-
Acquired	-	43	-	-
Sold	-	(5,206)	-	-
At 31 December 2004	**500**	**43**	**-**	**-**
Savings related share options				
At 1 January 2004	10,829	4,868	-	-
Exercised/lapsed	-	-	-	-
Granted			5,981	5,981
At 31 December 2004	**10,829**	**4,868**	**5,981**	**5,981**
Executive share option plan				
At 1 January 2004	120,000	100,600	150,000	-
Granted	30,000	40,000	40,000	-
Exercised	-	-	-	-
At 31 December 2004	**150,000**	**140,600**	**190,000**	**-**

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the Board

T J Portal
Secretary

20/10/2005

APPLIED RESEARCH AND COMMUNICATIONS LIMITED

BALANCE SHEET – 31 DECEMBER 2004

	Notes	31 December 2004 £	31 December 2003 £
Current assets			
Debtors	3	84,686	84,686
Net assets		84,686	84,686
Capital and reserves			
Called-up share capital	4	5,000	5,000
Profit and loss account		79,686	79,686
Equity shareholders' funds		84,686	84,686

For the year ended 31 December 2004 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 4 to 5 were approved by the board of directors on ...20/10/......2005 and signed on its behalf by

PSK Wright

PSK Wright
Director

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

1 PRINCIPAL ACCOUNTING POLICIES

a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

2 EMPLOYEES

The company has no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 DEBTORS

	31 December 2004 £	31 December 2003 £
Amounts owed by fellow group undertakings	84,686	84,686

4 CALLED UP SHARE CAPITAL

	31 December 2004 £	31 December 2003 £
Authorised:		
Ordinary shares of £1 each	5,000	5,000

	2004 £	2003 £	2004 Number	2003 Number
Allotted, called up and fully paid:				
Ordinary shares of £1 each	5,000	5,000	5,000	5,000

5 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of City Research Group Ltd, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2004 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2004. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

CITY RESEARCH ASSOCIATES LIMITED

REPORTS AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Registered number: 2451602

CITY RESEARCH ASSOCIATES LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

The directors present their report and accounts for the year ended 31 December 2004.

Principal activities and review of the business

There was no trading activity in the company during the period ended 31 December 2004 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

Dividends

The directors do not recommend a dividend (2003: nil)

Directors and directors' interests

The directors who served during the year were as follows:

NAG Spackman
S M Factor
E F Hoefling (resigned 2 July 2005)
P S K Wright

The directors had no interests in the shares of the company at any time during the year.

The directors' interests in Taylor Nelson Sofres Plc are disclosed below:

	E Hoefling	P Wright	S Factor	N Spackman
Ordinary shares				
At 1 January 2004	500	5,206	-	-
Acquired	-	43	-	-
Sold	-	(5,206)	-	-
At 31 December 2004	**500**	**43**	**-**	**-**
Savings related share options				
At 1 January 2004	10,829	4,868	-	-
Exercised/lapsed	-	-	-	-
Granted			5,981	5,981
At 31 December 2004	**10,829**	**4,868**	**5,981**	**5,981**
Executive share option plan				
At 1 January 2004	120,000	100,600	150,000	-
Granted	30,000	40,000	40,000	-
Exercised	-	-	-	-
At 31 December 2004	**150,000**	**140,600**	**190,000**	**-**

CITY RESEARCH ASSOCIATES LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the Board

I J Portal
Secretary

20/10/2005

CITY RESEARCH ASSOCIATES LIMITED

BALANCE SHEET – 31 DECEMBER 2004

	Notes	31 December 2004 £	31 December 2003 £
Creditors	3	(263,547)	(263,547)
Net liabilities		(263,547)	(263,547)
Capital and reserves			
Called-up share capital	4	100	100
Profit and loss account		(263,647)	(263,647)
Equity shareholders' funds		(263,547)	(263,547)

For the year ended 31 December 2004 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and
ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 3 to 4 were approved by the board of directors on .....20../..10../......2005 and signed on its behalf by

PSK Wright

PSK Wright
Director

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

1 PRINCIPAL ACCOUNTING POLICIES

a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

2 EMPLOYEES

The company has no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 CREDITORS

	31 December 2004 £	31 December 2003 £
Amounts owed to fellow subsidiary undertakings and fellow group undertakings	263,547	263,547

4 CALLED UP SHARE CAPITAL

	2004 £	2003 £
Authorised:		
Ordinary shares of £1 each	1,000	1,000

	2004 £	2003 £	2004	2003
Allotted, called up and fully paid:				
Ordinary shares of £1 each	100	100	100	100

5 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of City Research Group Ltd, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2004 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2004. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

F/N:82-4668

CITY RESEARCH GROUP LIMITED

REPORTS AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Registered number: 1368041

CITY RESEARCH GROUP LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

The directors present their report and accounts for the year ended 31 December 2004.

Principal activities and business review

There was no trading activity in the company during the period ended 31 December 2004 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

Dividends

The directors do not recommend the payment of a dividend (2003: £nil).

Directors and directors' interests

The directors of the group who served during the year were as follows:

N A G Spackman
S M Factor
E F Hoefling (resigned 2 July 05)
P S K Wright

The directors had no interests in the shares of the company at any time during the year.

The directors' interests in Taylor Nelson Sofres Plc are disclosed below:

	E Hoefling	P Wright	S Factor	N Spackman
Ordinary shares				
At 1 January 2004	500	5,206	-	-
Acquired	-	43	-	-
Sold	-	(5,206)	-	-
At 31 December 2004	**500**	**43**	**-**	**-**
Savings related share options				
At 1 January 2004	10,829	4,868	-	-
Exercised/lapsed	-	-	-	-
Granted			5,981	5,981
At 31 December 2004	**10,829**	**4,868**	**5,981**	**5,981**
Executive share option plan				
At 1 January 2004	120,000	100,600	150,000	-
Granted	30,000	40,000	40,000	-
Exercised	-	-	-	-
At 31 December 2004	**150,000**	**140,600**	**190,000**	**-**

CITY RESEARCH GROUP LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Directors' responsibilities

Company law requires the directors to prepare accounts for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the company and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the Board

I J Portal
Secretary

20/10/2005

CITY RESEARCH GROUP LIMITED

COMPANY BALANCE SHEET – 31 DECEMBER 2004

	Notes	31 December 2004 £	31 December 2003 £
Current assets			
Debtors	4	71,644	71,644
Net assets		71,644	71,644
Capital and reserves			
Called-up share capital	5	55,555	55,555
Share premium account	6	42,445	42,445
Profit and loss account		(26,356)	(26,356)
Equity shareholders' funds		71,644	71,644

For the year ended 31 December 2004 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and
ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 3 to 5 were approved by the board of directors on ..20../..10../..... 2005 and signed on its behalf by:

PSK Wright

PSK Wright
Director

CITY RESEARCH GROUP LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

1 PRINCIPAL ACCOUNTING POLICIES

a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

b) Investments

In the company balance sheet, fixed asset investments are shown at cost less provision for impairment.

2 EMPLOYEES

The company has no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 INVESTMENTS

All investments have been fully provided for as at 31 December 2004

The company holds the following investments:

Company	Country of registration of incorporation	Principal activity	Shares held Class	Shares held %
City Research Associates Limited	United Kingdom	Non trading	Ordinary	100
Strategic Marketing Limited	United Kingdom	Dormant	Ordinary	100
Applied Research and Communications Limited	United Kingdom	Non trading	Ordinary	100
IQ Research Limited	United Kingdom	Market research	Ordinary	19

4 DEBTORS

	31 December 2004 £	31 December 2003 £
Amounts owed by group undertakings	71,644	71,644

F/N:82-4668

INFRATEST BURKE INTERNATIONAL SERVICES LIMITED

REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Registered number: 2379938

INFRATEST BURKE INTERNATIONAL SERVICES LIMITED

DIRECTORS' REPORT

Directors	SM Factor NAG Spackman EF Hoefling (resigned 2 July 2005) PSK Wright
Registered Office	TNS Westgate London W5 1UA

INFRATEST BURKE INTERNATIONAL SERVICES LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

The directors present their report on the affairs of the company, together with the accounts for the year ended 31 December 2004.

Principal activity and business review

There was no trading activity in the company during the period ended 31 December 2004 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

Dividends

The directors do not recommend that a dividend be paid (2003: £nil).

Directors and their interests

The directors who served during the period ended 31 December 2004 were as shown on page 1.

The directors had no interests in the shares of the company at any time during the year.

The directors' interests in Taylor Nelson Sofres Plc are disclosed below:

	E Hoefling	P Wright	S Factor	N Spackman
Ordinary shares				
At 1 January 2004	500	5,206	-	-
Acquired	-	43	-	-
Sold	-	(5,206)	-	-
At 31 December 2004	**500**	**43**	**-**	**-**
Savings related share options				
At 1 January 2004	10,829	4,868	-	-
Exercised/lapsed	-	-	-	-
Granted			5,981	5,981
At 31 December 2004	**10,829**	**4,868**	**5,981**	**5,981**
Executive share option plan				
At 1 January 2004	120,000	100,600	150,000	-
Granted	30,000	40,000	40,000	-
Exercised	-	-	-	-
At 31 December 2004	**150,000**	**140,600**	**190,000**	**-**

INFRATEST BURKE INTERNATIONAL SERVICES LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the Board

I J Portal
Secretary

20/10/2005

INFRATEST BURKE INTERNATIONAL SERVICES LIMITED

BALANCE SHEET – 31 DECEMBER 2004

	Notes	2004 £	2003 £
Current assets			
Debtors	3	384,219	384,219
Net assets		384,219	384,219
Capital and reserves			
Called-up share capital	4	60,000	60,000
Profit and loss account		324,219	324,219
Equity shareholders' funds		384,219	384,219

For the year ended 31 December 2004 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 4 to 5 were approved by the board of directors on 20/10/ 2005 and signed on its behalf by:

PSK Wright

PSK Wright
Director

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

1 PRINCIPAL ACCOUNTING POLICIES

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

2 EMPLOYEES

The company has no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 DEBTORS

	2004 £	2003 £
Amounts owed by group undertakings : Intercompany Loan	384,219	384,219

4 CALLED-UP SHARE CAPITAL

	2004 £	2003 £
Authorised:		
120,000 ordinary shares of £1 each	120,000	120,000
Allotted, called up and fully-paid:		
60,000 ordinary shares of £1 each	60,000	60,000

5 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of NFO Europe Verwatltung GmbH, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2004 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2004. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

F/N: 82-4668

INFRATEST BURKE ASIA PACIFIC LIMITED

REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Registered number: 2787385

INFRATEST BURKE ASIA PACIFIC LIMITED

COMPANY INFORMATION

Directors	NAG Spackman SM Factor EF Hoefling (resigned 2 July 2005) PSK Wright
Registered Office	TNS Westgate London W5 1UA

DIRECTOR'S REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

The directors present their report on the affairs of the company, together with the accounts for the year ended 31 December 2004.

Principal activity and business review

There was no trading activity in the company during the period ended 31 December 2004 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

Dividends

The directors do not recommend a dividend (2003: £nil).

Directors and their interests

The directors of the company are shown on page 1.

The directors had no interests in the shares of the company at any time during the year.

The directors' interests in Taylor Nelson Sofres Plc are disclosed below:

	E Hoefling	P Wright	S Factor	N Spackman
Ordinary shares				
At 1 January 2004	500	5,206	-	-
Acquired	-	43	-	-
Sold	-	(5,206)	-	-
At 31 December 2004	**500**	**43**	**-**	**-**
Savings related share options				
At 1 January 2004	10,829	4,868	-	-
Exercised/lapsed	-	-	-	-
Granted			5,981	5,981
At 31 December 2004	**10,829**	**4,868**	**5,981**	**5,981**
Executive share option plan				
At 1 January 2004	120,000	100,600	150,000	-
Granted	30,000	40,000	40,000	-
Exercised	-	-	-	-
At 31 December 2004	**150,000**	**140,600**	**190,000**	**-**

DIRECTOR'S REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Director's responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the Board

T J Portal
Secretary

20/10/ 2005

INFRATEST BURKE ASIA PACIFIC LIMITED

BALANCE SHEET – 31 DECEMBER 2004

	Notes	2004 £	2003 £
Current Assets			
Debtors	3	35,340	35,340
Net assets		35,340	35,340
Capital and reserves			
Called-up share capital	4	50,000	50,000
Profit and loss account		(14,660)	(14,660)
Equity shareholders' funds		35,340	35,340

For the year ended 31 December 2004 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and
ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 4 to 5 were approved by the board of directors on ....20/10/..... 2005 and signed on its behalf by:

PSK Wright

PSK Wright
Director

INFRATEST BURKE ASIA PACIFIC LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

1 ACCOUNTING POLICIES

a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

2 EMPLOYEES

The company has no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 DEBTORS

	2004 £	2003 £
Amounts owed by group undertakings: Inter-company Loan	35,340	35,340

4 CALLED-UP SHARE CAPITAL

	2004 £	2003 £
Authorised:		
100,000 Ordinary shares of £1 each	100,000	100,000
Allotted, called-up and fully paid:		
50,000 Ordinary shares of £1 each	50,000	50,000

5 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of NFO Europe Verwaltungs GmbH, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2004 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2004. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

F/N: 82-4668

BJM RESEARCH AND CONSULTANCY LIMITED

DIRECTORS' REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Registered number: 1113373

BJM RESEARCH AND CONSULTANCY LIMITED

COMPANY INFORMATION

Company Number	1113373
Registered Office	TNS Westgate London W5 1UA

BJM RESEARCH AND CONSULTANCY LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

The directors present their report together with the financial statements for the year ended 31 December 2004.

Principal activities and review of the business

There was no trading activity in the company during the period ended 31 December 2004 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

Dividends

The directors do not recommend a dividend (2003: nil).

Directors

The directors who served during the year were as follows:

N A G Spackman
S M Factor
E F Hoefling (resigned 2 July 2005)
P S K Wright

Directors and directors' interests

The directors had no interests in the shares of the company at any time during the year.

The directors' interests in Taylor Nelson Sofres Plc are disclosed below:

	E Hoefling	P Wright	S Factor	N Spackman
Ordinary shares				
At 1 January 2004	500	5,206	-	-
Acquired	-	43	-	-
Sold	-	(5,206)	-	-
At 31 December 2004	**500**	**43**	**-**	**-**
Savings related share options				
At 1 January 2004	10,829	4,868	-	-
Exercised/lapsed	-	-	-	-
Granted			5,981	5,981
At 31 December 2004	**10,829**	**4,868**	**5,981**	**5,981**
Executive share option plan				
At 1 January 2004	120,000	100,600	150,000	-
Granted	30,000	40,000	40,000	-
Exercised	-	-	-	-
At 31 December 2004	**150,000**	**140,600**	**190,000**	**-**

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the Board

I J Portal
Secretary

20/10/ 2005

BJM RESEARCH AND CONSULTANCY LIMITED

BALANCE SHEET – 31 DECEMBER 2004

	Notes	2004 £'000	2003 £'000
Current assets			
Debtors	3	3,465	3,465
Net Assets		3,465	3,465
Capital and reserves			
Called-up share capital	4	100	100
Share premium account		96	96
Other reserves		339	339
Profit and loss account		2,930	2,930
Shareholders' funds – equity		3,465	3,465

For the year ended 31 December 2004 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 5 to 6 were approved by the Board of Directors on ...20/10/...... 2005 and signed on its behalf by:

PSK Wright

PSK Wright
Director

BJM RESEARCH AND CONSULTANCY LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

1 PRINCIPAL ACCOUNTING POLICIES

a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

2 EMPLOYEES

The company has no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 DEBTORS

	2004 £'000	2003 £'000
Amounts owed by group undertakings : Intercompany Loan	3,465	3,465

4 SHARE CAPITAL

	2004 £'000	2003 £'000
Authorised equity shares		
100,000 Ordinary shares of £1 each	100	100
100,000 'A' ordinary redeemable shares of £1 each	100	100
Allotted equity shares		
100,000 Ordinary shares of £1 each	100	100

5 ULTIMATE PARENT UNDERTAKING

The ultimate controlling entity as at 31 December 2004 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2004. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

F/N: 82-4668

INFRATEST BURKE LIMITED

REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Registered number: 2136155

INFRATEST BURKE LIMITED

COMPANY INFORMATION

Registered Office	TNS House Westgate London W5 1UA

DIRECTOR'S REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

The directors present their report on the affairs of the company, together with the accounts for the year ended 31 December 2004.

Principal activities and review of the business

There was no trading activity in the company during the period ended 31 December 2004 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

Dividends

The directors do not recommend a dividend (2003: £nil).

Directors' and directors' interests

The directors who served during the year were as follows:

S M Factor
N A G Spackman
E F Hoefling (resigned 2 July 05)
P S K Wright

The directors had no interests in the shares of the company at any time during the year.

The directors' interests in Taylor Nelson Sofres Plc are disclosed below:

	E Hoefling	**P Wright**	**S Factor**	**N Spackman**
Ordinary shares				
At 1 January 2004	500	5,206	-	-
Acquired	-	43	-	-
Sold	-	(5,206)	-	-
At 31 December 2004	**500**	**43**	**-**	**-**
Savings related share options				
At 1 January 2004	10,829	4,868	-	-
Exercised/lapsed	-	-	-	-
Granted			5,981	5,981
At 31 December 2004	**10,829**	**4,868**	**5,981**	**5,981**
Executive share option plan				
At 1 January 2004	120,000	100,600	150,000	-
Granted	30,000	40,000	40,000	-
Exercised	-	-	-	-
At 31 December 2004	**150,000**	**140,600**	**190,000**	**-**

DIRECTOR'S REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the Board

I J Portal
Secretary

20/10/2005

BALANCE SHEET – 31 DECEMBER 2004

	Notes	2004 £	2003 £
Current assets			
Debtors	3	13,031	13,031
Net assets		13,031	13,031
Capital and reserves			
Called-up share capital	4	10,000	10,000
Profit and loss account		3,031	3,031
Shareholders' funds – equity interests		13,031	13,031

For the year ended 31 December 2004 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 4 to 5 were approved by the board of directors on ..20/10/.........2005 and signed on its behalf by:

PSK Wright

PSK Wright
Director

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

1 PRINCIPAL ACCOUNTING POLICIES

a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

2 EMPLOYEES

The company has no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 DEBTORS

	2004	2003
	£	£
Amounts due from group companies – intercompany loan	13,031	13,031

4 CALLED-UP SHARE CAPITAL

	2004	2003
	£	£
Authorised, allotted, called-up and fully paid		
10,000 Ordinary shares of £1 each	10,000	10,000

5 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of Infratest Burke Group Ltd, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2004 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2004. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

INFRATEST BURKE GROUP LIMITED

REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Registered number: 2127788

INFRATEST BURKE GROUP LIMITED

COMPANY INFORMATION

Registered Office

TNS
Westgate
London
W5 1UA

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

The directors present their report on the affairs of the company and the group, together with the accounts for the year ended 31 December 2004.

Principal activity and business review

There was no trading activity in the company during the period ended 31 December 2004 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

Dividends

The directors do not recommend the payment of a dividend (2003: £nil).

Directors and their interests

The directors who served during the period ended 31 December 2004 were as follows:

S M Factor
N A G Spackman
E F Hoefling (resigned 2 July 05)
P S K Wright

The directors had no interests in the shares of the company at any time during the year.

The directors' interests in Taylor Nelson Sofres Plc are disclosed below:

	E Hoefling	P Wright	S Factor	N Spackman
Ordinary shares				
At 1 January 2004	500	5,206	-	-
Acquired	-	43	-	-
Sold	-	(5,206)	-	-
At 31 December 2004	**500**	**43**	**-**	**-**
Savings related share options				
At 1 January 2004	10,829	4,868	-	-
Exercised/lapsed	-	-	-	-
Granted			5,981	5,981
At 31 December 2004	**10,829**	**4,868**	**5,981**	**5,981**
Executive share option plan				
At 1 January 2004	120,000	100,600	150,000	-
Granted	30,000	40,000	40,000	-
Exercised	-	-	-	-
At 31 December 2004	**150,000**	**140,600**	**190,000**	**-**

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the Board

I J Portal
Secretary

20/10/2005

INFRATEST BURKE GROUP LIMITED

COMPANY BALANCE SHEET – 31 DECEMBER 2004

	Notes	2004 £	2003 £
Fixed assets			
Investments	3	54,574	54,574
		54,574	54,574
Current assets			
Debtors	4	746,233	746,233
Net current assets		746,233	746,233
Net assets		800,807	800,807
Capital and reserves			
Called-up share capital	5	2,000,000	2,000,000
Profit and loss account		(1,199,193)	(1,199,193)
Shareholders' funds – equity interests		800,807	800,807

For the year ended 31 December 2004 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and
ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 5 to 7 were approved by the board of directors on 20/10/ 2005 and signed on its behalf by:

PSK Wright

PSK Wright
Director

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

1 PRINCIPAL ACCOUNTING POLICIES

a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

b) Investments

In the company balance sheet, fixed asset investments are shown at cost less provision for impairment.

2 EMPLOYEES

The company has no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 FIXED ASSET INVESTMENTS

Details of the investments in which the company directly holds 20% or more of the nominal value of any class of share capital are as follows:

Name of company	Holding	Nature of business	%
Subsidiary undertaking			
Infratest Burke Limited	Ordinary shares	Market research	100
Public Attitude Surveys Holdings Limited	Ordinary shares	Market research	100

All subsidiary undertakings are incorporated in the United Kingdom.

4 DEBTORS

	2004 £	2003 £
Amounts owed by other group undertakings	746,233	746,233

5 CALLED UP SHARE CAPITAL

	2004 £	2003 £
Authorised		
2,000,000 Ordinary shares of £1 each	2,000,000	2,000,000
Allotted, called-up and fully paid		
2,000,000 Ordinary shares of £1 each	2,000,000	2,000,000

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004 (continued)

6 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of NFO Europe Verwaltungs GmbH, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2004 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2004. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

MARKET BEHAVIOUR LIMITED

DIRECTORS' REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Registered number: 1445214

MARKET BEHAVIOUR LIMITED

COMPANY INFORMATION

Registered Number	1445214
Registered Office	TNS Westgate London W5 1UA

MARKET BEHAVIOUR LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

The directors present their report together with the financial statements for the year ended 31 December 2004.

Principal activities and business review

There was no trading activity in the company during the period ended 31 December 2004 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

Directors

The directors who served during the period ended 31 December 2004 were as follows:

S M Factor
NAG Spackman
E F Hoefling (resigned 2 July 05)
P S K Wright

Directors and directors' interests

The directors had no interests in the shares of the company at any time during the year.

The directors' interests in Taylor Nelson Sofres Plc are disclosed below:

	E Hoefling	**P Wright**	**S Factor**	**N Spackman**
Ordinary shares				
At 1 January 2004	500	5,206	-	-
Acquired	-	43	-	-
Sold	-	(5,206)	-	-
At 31 December 2004	**500**	**43**	**-**	**-**
Savings related share options				
At 1 January 2004	10,829	4,868	-	-
Exercised/lapsed	-	-	-	-
Granted			5,981	5,981
At 31 December 2004	**10,829**	**4,868**	**5,981**	**5,981**
Executive share option plan				
At 1 January 2004	120,000	100,600	150,000	-
Granted	30,000	40,000	40,000	-
Exercised	-	-	-	-
At 31 December 2004	**150,000**	**140,600**	**190,000**	**-**

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the Board

I J Portal
Secretary

20/10/2005

MARKET BEHAVIOUR LIMITED

BALANCE SHEET – 31 DECEMBER 2004

	Notes	2004 £	2003 £
Current assets			
Debtors	3	1,072,067	1,072,067
Net assets		1,072,067	1,072,067
Capital and reserves			
Called-up share capital	4	100	100
Profit and loss account		1,071,967	1,071,967
Shareholders' funds		1,072,067	1,072,067

For the year ended 31 December 2004 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

These financial statements on pages 4 to 5 were approved by the Board of Directors on 20/10/ 2005 and signed on its behalf by:

PSK Wright

PSK Wright
Director

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

1 PRINCIPAL ACCOUNTING POLICIES

a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

2 EMPLOYEES

The company has no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 DEBTORS

	2004 £	2003 £
Amounts owed by group undertakings	1,072,067	1,072,067

4 SHARE CAPITAL

	2004 £	2003 £
Authorised equity shares 100 Ordinary shares of £1 each	100	100
Allotted equity shares 100 Allotted, called up and fully paid ordinary shares of £1 each	100	100

5 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of NFO Europe Verwaltungs GmbH, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2004 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2004. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

F/N:82-4668

MARKETING BLUEPRINT LIMITED

DIRECTORS' REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Registered number: 03001084

MARKETING BLUEPRINT LIMITED

DIRECTORS' REPORT

Directors	S Factor Nigel Spackman E F Hoefling (resigned 2 July 2005) P S K Wright
Registered Number	03001084
Registered Office	TNS Westgate London W5 1UA

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

The directors present their report together with the financial statements for the year ended 31 December 2004.

Principal activity and business review

There was no trading activity in the company during the period ended 31 December 2004 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

Dividends

The directors do not recommend the payment of a dividend (2003: £nil).

Directors and directors' interests

The directors of the company are shown on page 1.

The directors had no interests in the shares of the company at any time during the year.

The directors' interests in Taylor Nelson Sofres Plc are disclosed below:

	E Hoefling	**P Wright**	**S Factor**	**N Spackman**
Ordinary shares				
At 1 January 2004	500	5,206	-	-
Acquired	-	43	-	-
Sold	-	(5,206)	-	-
At 31 December 2004	**500**	**43**	**-**	**-**
Savings related share options				
At 1 January 2004	10,829	4,868	-	-
Exercised/lapsed	-	-	-	-
Granted			5,981	5,981
At 31 December 2004	**10,829**	**4,868**	**5,981**	**5,981**
Executive share option plan				
At 1 January 2004	120,000	100,600	150,000	-
Granted	30,000	40,000	40,000	-
Exercised	-	-	-	-
At 31 December 2004	**150,000**	**140,600**	**190,000**	**-**

MARKETING BLUEPRINT LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the Board

I J Portal
Secretary

20/10/ 2005

MARKETING BLUEPRINT LIMITED

BALANCE SHEET – 31 DECEMBER 2004

	Notes	2004 £	2003 £
Current assets			
Debtors	3	301,064	301,064
Net assets		301,064	301,064
Capital and reserves			
Called-up share capital	4	10,000	10,000
Profit and loss account		291,064	291,064
Shareholders' funds		301,064	301,064

For the year ended 31 December 2004 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

These financial statements on pages 4 to 5 were approved by the Board on ..20../..10./..2005 and signed on its behalf by:

PSK Wright

PSK Wright
Director

MARKETING BLUEPRINT LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

1 PRINCIPAL ACCOUNTING POLICIES

a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

2 EMPLOYEES

The company has no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 DEBTORS

	2004 £	2003 £
Amounts owed by group undertakings	301,064	301,064

4 SHARE CAPITAL

	2004 £	2003 £
Authorised equity shares		
10,000 Ordinary shares of £1 each	10,000	10,000
Allotted equity shares 10,000 Allotted, called up and fully paid ordinary shares of £1 each	10,000	10,000

5 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of NFO Europe Verwaltungs GmbH, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2004 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2004. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

F/N: 82-4668

THE MBL GROUP LIMITED
(formerly The MBL Group PLC)

REPORTS AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Registered number: 2077760

THE MBL GROUP LIMITED
Formerly the MBL GROUP PLC

DIRECTORS' REPORT

Directors	N Spackman
	S Factor
	E Hoefling (resigned 2 July 05)
	P Wright
Secretary	IJ Portal
Company Number	2077760
Registered Office	TNS House
	Westgate
	London
	W5 1UA

THE MBL GROUP LIMITED
Formerly the MBL GROUP PLC

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

The directors present their report and accounts for the year ended 31 December 2004.

On 11 June 2003 the company re-registered under the Companies Act 1985 as a private company.

Principal activities and business review

There was no trading activity in the company during the period ended 31 December 2004 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

Dividends

The directors do not recommend the payment of a dividend (2003: £nil).

Directors and directors' interests

The directors of the company are shown on page 1.

The directors had no interests in the shares of the company at any time during the year.

The directors' interests in Taylor Nelson Sofres Plc are disclosed below:

	E Hoefling	**P Wright**	**S Factor**	**N Spackman**
Ordinary shares				
At 1 January 2004	500	5,206	-	-
Acquired	-	43	-	-
Sold	-	(5,206)	-	-
At 31 December 2004	**500**	**43**	**-**	**-**
Savings related share options				
At 1 January 2004	10,829	4,868	-	-
Exercised/lapsed	-	-	-	-
Granted			5,981	5,981
At 31 December 2004	**10,829**	**4,868**	**5,981**	**5,981**
Executive share option plan				
At 1 January 2004	120,000	100,600	150,000	-
Granted	30,000	40,000	40,000	-
Exercised	-	-	-	-
At 31 December 2004	**150,000**	**140,600**	**190,000**	**-**

THE MBL GROUP LIMITED
Formerly the MBL GROUP PLC

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Directors' responsibilities

Company law requires the directors to prepare accounts for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the company and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the Board

I J Portal
Secretary

........20/10/.........2005

THE MBL GROUP LIMITED
Formerly the MBL GROUP PLC

COMPANY BALANCE SHEET – 31 DECEMBER 2004

	Notes	2004 £'000	2003 £'000
Fixed assets			
Investments	3	612	612
Creditors: Amounts falling due within one year	4	(153)	(153)
Net current (liabilities)		(153)	(153)
Total assets less current liabilities		459	459
Provisions for liabilities	5	(23)	(23)
Net assets		436	436
Capital and reserves			
Called-up share capital	6	100	100
Profit brought forward		336	336
Shareholders' funds – equity		436	436

For the year ended 31 December 2004 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and
ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 4 to 7 were approved by the board of directors on 20/10/2005 and signed on its behalf by:

PSK Wright
PSK Wright
Director

THE MBL GROUP LIMITED
Formerly the MBL GROUP PLC

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

1 PRINCIPAL ACCOUNTING POLICIES

a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

b) Investments

In the company balance sheet, fixed asset investments are shown at cost less provision for impairment.

2 EMPLOYEES

The company has no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

3 INVESTMENTS

At 31 December 2004 the company had the following principal subsidiary undertakings:

Name of company	Country of incorporation and principal place of business	Nature of business	Proportion of nominal value of ordinary shares held
Market Behaviour Ltd	England	Market research	82%
BJM Research and Consultancy Ltd	England	Market research	70%
Marketing Blueprint Ltd	England	Market research	75%
NFO Asia Pacific Limited	Hong Kong	Holding company	71.25%
NFO (Hong Kong) Ltd	* Hong Kong	Market research	49.88%
NFO (International) Ltd	* Hong Kong	Market research	51.65%
Consensus – MBL Ltd	* Hong Kong	Market research	49.88%
NFO (Thailand) Ltd	* Thailand	Market research	71.25%
Market Behaviour (Vietnam) Ltd	* Hong Kong	Market research	57%
Market Behaviour (Malaysia) Ltd	* Hong Kong	Dormant	71.25%
NFO (Taiwan) Ltd	* Hong Kong	Market research	54.15%
Market Behaviour (Thailand) Ltd	* Hong Kong	Market research	49.88%
NFO Trends Inc	* Philippines	Market research	71.25%
NFO (Singapore) Pte Ltd	* Singapore	Market research	49.88%
PT Continental Sentratama Surveys	* Indonesia	Market research	71.25%
NFO Worldgroup (Malaysia) Sdn Bhd	* Malaysia	Market research	67.69%
NFO China Ltd	* Hong Kong	Dormant	62.34%
Market Behaviour (Shanghai) Ltd	* China	Dormant	71.25%
China Market Investigation Company Limited	* Hong Kong	Dormant	71.25%
NFO MBL India(P) Ltd	India	Market research	51%
NFO Market Behaviour Lanka (PVT) Limited	Sri Lanka	Market research	35.69%

* Held indirectly by the company through NFO Asia Pacific Limited

The proportion of nominal value of shares held also represents the proportion of voting rights held by the group in its respective subsidiary undertaking.

At 31 December 2004 the company had the following principal associated undertakings:

Name of company	Country of incorporation and principal place of business	Nature of business	Proportion of nominal value of ordinary shares held
Merac WLL	Bahrain	Market research	42%

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

4 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2004 £'000	2003 £'000
Amounts owed to fellow group undertakings	(153)	(153)

5 PROVISIONS FOR LIABILITIES

	2004 £'000	2003 £'000
Deferred taxation provided on short term timing differences	23	23

6 CALLED UP SHARE CAPITAL

	2004 £'000	2003 £'000
Authorised: 100 Ordinary shares of £1 each	100	100
Allotted, called up and fully paid: 100,000 ordinary shares of £1 each	100	100

7 ULTIMATE PARENT UNDERTAKING

The Parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England.

Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2004.

Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

F/N: 82-4668

NFO EUROPEAN ACCESS PANELS LIMITED

REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Registered number: 2405349

NFO EUROPEAN ACCESS PANELS LIMITED

COMPANY INFORMATION

Registered Office TNS
Westgate
London
W5 1UA

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

The directors present their report on the affairs of the company, together with the accounts for the twelve month period ended 31 December 2004.

Principal activity and business review

There was no trading activity in the company during the period ended 31 December 2004 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

Dividends

The directors do not recommend that a dividend be paid (period to 31 December 2003: nil).

Directors and their interests

The directors who served during the period ended 31 December 2004 were as follows:

S M Factor
NAG Spackman
E F Hoefling (resigned 2 July 2005)
P S K Wright

The directors had no interests in the shares of the company at any time during the year.

The directors' interests in Taylor Nelson Sofres Plc are disclosed below:

	E Hoefling	P Wright	S Factor	N Spackman
Ordinary shares				
At 1 January 2004	500	5,206	-	-
Acquired	-	43	-	-
Sold	-	(5,206)	-	-
At 31 December 2004	**500**	**43**	**-**	**-**
Savings related share options				
At 1 January 2004	10,829	4,868	-	-
Exercised/lapsed	-	-	-	-
Granted			5,981	5,981
At 31 December 2004	**10,829**	**4,868**	**5,981**	**5,981**
Executive share option plan				
At 1 January 2004	120,000	100,600	150,000	-
Granted	30,000	40,000	40,000	-
Exercised	-	-	-	-
At 31 December 2004	**150,000**	**140,600**	**190,000**	**-**

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the Board

I J Portal
Secretary

...30/10/........ 2005

NFO EUROPEAN ACCESS PANELS LIMITED

BALANCE SHEET – 31 DECEMBER 2004

	Notes	2004 £	2003 £
Creditors: Amounts falling due within one year	3	(742,164)	(742,164)
Net liabilities		(742,164)	(742,164)
Capital and reserves			
Called-up share capital	4	150,000	150,000
Profit and loss account		(892,164)	(892,164)
Equity shareholders' deficit		(742,164)	(742,164)

For the year ended 31 December 2004 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 4 to 5 were approved by the board of directors on ..20/10/.. 2005 and signed on its behalf by:

PSK Wright
Director

NFO EUROPEAN ACCESS PANELS LIMITED

1 PRINCIPAL ACCOUNTING POLICIES

a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

2 EMPLOYEES

The company has no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2004 £	2003 £
Amounts owed to group undertakings	(742,164)	(742,164)

4 CALLED-UP SHARE CAPITAL

	2004 £	2003 £
Authorised:		
300,000 ordinary £1 shares	300,000	300,000
Allotted, called-up and fully paid:		
150,000 ordinary £1 shares	150,000	150,000

5 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of NFO Europe Verwaltungs GmbH, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2004 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2004. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

F/N:82-4668

NFO WORLDWIDE LIMITED

REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Registered number: 3161960

NFO WORLDWIDE LIMITED

COMPANY INFORMATION

Secretary	Ian Portal
Registered Office	TNS Westgate London W5 1UA

NFO WORLDWIDE LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

The directors present their report on the affairs of the company, together with the accounts for the year ended 31 December 2004.

Principal activity and business review

There was no trading activity in the company during the period ended 31 December 2004 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

Dividends

The directors do not recommend that a dividend be paid (period to 31 December 2003: nil).

Directors and their interests

The directors who served during the year ended 31 December 2004 were as follows:

S M Factor
N A G Spackman
E F Hoefling (resigned 2 July 2005)
P S K Wright

The directors had no interests in the shares of the company at any time during the year.

The directors' interests in Taylor Nelson Sofres Plc are disclosed below:

	E Hoefling	P Wright	S Factor	N Spackman
Ordinary shares				
At 1 January 2004	500	5,206	-	-
Acquired	-	43	-	-
Sold	-	(5,206)	-	-
At 31 December 2004	**500**	**43**	**-**	**-**
Savings related share options				
At 1 January 2004	10,829	4,868	-	-
Exercised/lapsed	-	-	-	-
Granted			5,981	5,981
At 31 December 2004	**10,829**	**4,868**	**5,981**	**5,981**
Executive share option plan				
At 1 January 2004	120,000	100,600	150,000	-
Granted	30,000	40,000	40,000	-
Exercised	-	-	-	-
At 31 December 2004	**150,000**	**140,600**	**190,000**	**-**

NFO WORLDWIDE LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Directors' responsibilities

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year-ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the Board

Ian Portal
Secretary

...20/10/... 2005

NFO WORLDWIDE LIMITED

BALANCE SHEET – 31 DECEMBER 2004

	Notes	2004 £	2003 £
Current assets			
Debtors	4	182,131	182,131
Cash at bank and in hand		243	243
		182,374	182,374
Creditors: Amounts falling due within one year	5	(2,592,538)	(2,592,538)
Net current liabilities		(2,410,164)	(2,410,164)
Total assets less current liabilities		(2,410,164)	(2,410,164)
Capital and reserves			
Called-up share capital	6	2	2
Profit and loss account		(2,410,166)	(2,410,166)
Equity shareholders' deficit		(2,410,164)	(2,410,164)

For the year ended 31 December 2004 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 5 to 7 were approved by the board of directors on 20/10/2005 and signed on its behalf by:

PSK Wright

PSK Wright
Director

NFO WORLDWIDE LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

1 PRINCIPAL ACCOUNTING POLICIES

a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

b) Fixed asset investments

All fixed asset investments are stated at cost net of and any provision for impairment.

2 EMPLOYEES

The company has no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 INVESTMENTS

All fixed asset investments have been fully written down.

The company holds the following investments:

Company	Country of registration of incorporation	Principal activity	Shares held Class	%
City Research Group Limited	United Kingdom	Non trading	Ordinary	100
City Research Associates Limited	United Kingdom	Non trading	Ordinary	100 (by subsidiary)
Strategic Marketing Limited	United Kingdom	Dormant	Ordinary	100 (by subsidiary)
Applied Research and Communications Limited	United Kingdom	Non trading	Ordinary	100 (by subsidiary)
IQ Research Limited	United Kingdom	Market research	Ordinary	19 (by subsidiary)

4 DEBTORS

	2004 £	2003 £
Amounts owed by group undertakings	182,131	182,131

5 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2004 £	2003 £
Amounts owed to group undertakings	2,592,538	2,592,538

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

6 CALLED-UP SHARE CAPITAL

	2004 £	2003 £
Authorised:		
1000 ordinary £1 shares	1,000	1,000
Allotted, called-up and fully paid:	2	2
2 ordinary £1 shares		

7 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of NFO Europe Verwaltung GmbH, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2004 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2004. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

F/N:82-4668

PUBLIC ATTITUDE SURVEYS LIMITED

REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Registered number: 1407911

PUBLIC ATTITUDE SURVEYS LIMITED

COMPANY INFORMATION

Registered Office TNS
Westgate
London
W5 1UA

PUBLIC ATTITUDE SURVEYS LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

The directors present their report on the affairs of the company, together with the accounts for the year ended 31 December 2004.

Principal activity and business review

There was no trading activity in the company during the period ended 31 December 2004 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

Dividends

The directors do not recommend payment of a dividend (period to 31 December 2003: nil).

Directors and their interests

The directors who served during the year were as follows:

S M Factor
N A G Spackman
E F Hoefling (resigned 2 July 05)
P S K Wright

The directors had no interests in the shares of the company at any time during the year.

The directors' interests in Taylor Nelson Sofres Plc are disclosed below:

	E Hoefling	**P Wright**	**S Factor**	**N Spackman**
Ordinary shares				
At 1 January 2004	500	5,206	-	-
Acquired	-	43	-	-
Sold	-	(5,206)	-	-
At 31 December 2004	**500**	**43**	**-**	**-**
Savings related share options				
At 1 January 2004	10,829	4,868	-	-
Exercised/lapsed	-	-	-	-
Granted			5,981	5,981
At 31 December 2004	**10,829**	**4,868**	**5,981**	**5,981**
Executive share option plan				
At 1 January 2004	120,000	100,600	150,000	-
Granted	30,000	40,000	40,000	-
Exercised	-	-	-	-
At 31 December 2004	**150,000**	**140,600**	**190,000**	**-**

PUBLIC ATTITUDE SURVEYS LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the Board

I J Portal
Secretary

20/10/2005

PUBLIC ATTITUDE SURVEYS LIMITED

BALANCE SHEET – 31 DECEMBER 2004

	Notes	2004 £	2003 £
Creditors: Amounts falling due within one year	4	(1,027,431)	(1,027,431)
Net liabilities		(1,027,431)	(1,027,431)
Capital and reserves			
Called-up share capital	5	23,793	23,793
Profit and loss account		(1,051,224)	(1,051,224)
Equity shareholders' funds		(1,027,431)	(1,027,431)

For the year ended 31 December 2004 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 4 to 6 were approved by the board of directors on ..20../10/.. 2005 and signed on its behalf by:

PSK Wright

PSK Wright
Director

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

1 PRINCIPAL ACCOUNTING POLICIES

a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

The company has not prepared consolidated accounts as it has taken advantage of an exemption afforded to it by section 228 of the Companies Act 1985 for intermediate holding companies.

2 EMPLOYEES

The company has no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 INVESTMENTS

At 31 December 2004 the company had interests in the following subsidiary undertakings:

Name of subsidiary	Country of registration	Class of share capital held	Nature of business	Proportion held
Infratest Burke Core Company Limited	England and Wales	Ordinary	Dormant	100%
System Three (Scotland) Limited	Scotland	Ordinary	Dormant	100%

4 CREDITORS

	2004 £	2003 £
Amounts owed to group undertakings	1,027,431	1,027,431

5 CALLED-UP SHARE CAPITAL

	2004 £	2003 £
Authorised 150,695 ordinary shares of £1 each	150,695	150,695
Authorised, allotted, called-up and fully-paid 23,793 ordinary shares of £1 each	23,793	23,793

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

6 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of Public Attitude Surveys Holdings Ltd which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2004 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2004. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

STRATEGIC MARKETING CONSULTANCY LIMITED

DIRECTORS' REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Registered number: 2439225

STRATEGIC MARKETING CONSULTANCY LIMITED

COMPANY INFORMATION

Registered Number	2439225
Registered Office	TNS Westgate London W5 1UA

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

The directors present their report together with the financial statements for the year ended 31 December 2004.

Principal activities and review of the business

There was no trading activity in the company during the period ended 31 December 2004 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

Dividends

The directors do not recommend the payment of a dividend (2003: £nil).

Directors and directors' interests

The directors at the balance sheet date were as follows:

N A G Spackman
S M Factor
E F Hoefling (resigned 2 July 2005)
P S K Wright

The directors had no interests in the shares of the company at any time during the year.

The directors' interests in Taylor Nelson Sofres Plc are disclosed below:

	E Hoefling	P Wright	S Factor	N Spackman
Ordinary shares				
At 1 January 2004	500	5,206	-	-
Acquired	-	43	-	-
Sold	-	(5,206)	-	-
At 31 December 2004	**500**	**43**	**-**	**-**
Savings related share options				
At 1 January 2004	10,829	4,868	-	-
Exercised/lapsed	-	-	-	-
Granted			5,981	5,981
At 31 December 2004	**10,829**	**4,868**	**5,981**	**5,981**
Executive share option plan				
At 1 January 2004	120,000	100,600	150,000	-
Granted	30,000	40,000	40,000	-
Exercised	-	-	-	-
At 31 December 2004	**150,000**	**140,600**	**190,000**	**-**

STRATEGIC MARKETING CONSULTANCY LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By Order of the Board

I J Portal
Secretary

....20/10/....2005

BALANCE SHEET – 31 DECEMBER 2004

	Notes	2004 £	2003 £
Creditors	3	(162)	(162)
Net liabilities		(162)	(162)
Capital and reserves			
Called-up share capital	4	100	100
Profit and loss account		(262)	(262)
Equity shareholders' deficit		(162)	(162)

For the year ended 31 December 2004 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 5 to 6 were approved by the Board of Directors on 20/10/ 2005 and signed on its behalf by:

PSK Wright

PSK Wright
Director

STRATEGIC MARKETING CONSULTANCY LIMITED

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

1 PRINCIPAL ACCOUNTING POLICIES

a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

2 EMPLOYEES

The company has no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 CREDITORS

	2004 £	2003 £
Amounts owed to fellow subsidiary undertakings	162	162

4 CALLED-UP SHARE CAPITAL

	2004 £	2003 £
Authorised:		
Ordinary shares of £1 each	1,000	1,000

	2004 £	2003 £
Allotted, called up and fully paid		
Ordinary shares of £1 each	100	100

5 ULTIMATE PARENT UNDERTAKING

STRATEGIC MARKETING CONSULTANCY LIMITED

The Company is a wholly owned subsidiary of City Research Group Limited, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2004 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2004. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

82-4668

Infratest Burke Core Company Ltd
(formerly Consumer Insight Limited)
TNS House
Westgate
London W5 1UA

Company No: 01322773

Report of the Directors, Year Ended 31 December 2004

The Directors hereby submit their annual report and accounts for the year ended 31 December 2004.

During the above financial period, the Company has not traded and there has been no income or expenditure.

The Directors of the Company during the financial year in operation were:

N A G Spackman
S M Factor
P S K Wright
E F Hoefling (resigned 2 July 05)

Signed on behalf of the Board of Directors.

PSK Wright ....PSK Wright....
Director

Date 20 October 2005

Infratest Burke Core Company Ltd
(formerly Consumer Insight Limited)
TNS House
Westgate
London W5 1 UA

Company No: 01322773

ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2004

Balance Sheet

Assets	£545
Liabilities	-
	£545

Represented by:

Authorised Share Capital 1,000 Shares of £1	
Share Capital Issued and Fully Paid	£100
1,000 Ordinary Shares of 10p each	
Profit (Loss) Brought Forward	£445
	£545

During the period 1 January 2004 to 31 December 2004, the company has been dormant within the meaning of section 252 of the Companies Act 1985.

For the year ended 31 December 2004 the company was entitled to exemption under Section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with Section 249B (2).

SYSTEM THREE (SCOTLAND) LIMITED
19 Atholl Crescent
Edinburgh
EH3 8HQ

Company No: SC081084

ACCOUNTS FOR THE PERIOD ENDED 31 DECEMBER 2004

Balance sheet

Assets	£1,000
Liabilities	-
	£1,000

Represented by:

Authorised Share Capital 1,000 Shares of £1	
Share Capital issued and fully paid:	
1,000 Ordinary Shares of £1 each	£1,000
Profit (Loss) Brought Forward	-
	£1,000

During the period from 1 January 2004 to 31 December 2004, the company has been dormant within the meaning of section 252 of the Companies Act 1985.

For the year ended 31 December 2004 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its account for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:
a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year, and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

PSK Wright ....PSK Wright....
Director

..20/10/.......... 2005

SYSTEM THREE (SCOTLAND) LIMITED
19 Atholl Crescent
Edinburgh
EH3 8HQ

Company No: SC081084

Report of the Directors, Year Ended 31 December 2004

The Directors hereby submit their annual report and accounts for the year ended 31 December 2004.

During the above financial period, the Company has not traded and there has been no income or expenditure.

The Directors of the Company during the financial period in operation were:

N A G Spackman
S M Factor
P S K Wright
E F Hoefling (resigned 2 July 2005)

The directors held no shares in the company during the year.

Signed on behalf of the Board of Directors

PSK Wright ....PSK Wright....
Director

....20/10/.... 2005

F/N:82-4668

PUBLIC ATTITUDE SURVEYS HOLDINGS LIMITED

REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Registered number: 3062384

PUBLIC ATTITUDE SURVEYS HOLDINGS LIMITED

COMPANY INFORMATION

Registered Office	TNS Westgate London W5 1UA

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

The directors present their report on the affairs of the company, together with the accounts for the twelve month period ended 31 December 2004.

Principal activity and business review

There was no trading activity in the company during the period ended 31 December 2004 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

Dividends

The directors do not recommend the payment of a dividend (2003: £nil).

Directors and their interests

The directors who served during the period ended 31 December 2004 were as follows:

S M Factor
N A G Spackman
E F Hoefling (resigned 2 July 2005)
P S K Wright

The directors had no interests in the shares of the company at any time during the year.

The directors' interests in Taylor Nelson Sofres Plc are disclosed below:

	E Hoefling	P Wright	S Factor	N Spackman
Ordinary shares				
At 1 January 2004	500	5,206	-	-
Acquired	-	43	-	-
Sold	-	(5,206)	-	-
At 31 December 2004	**500**	**43**	**-**	**-**
Savings related share options				
At 1 January 2004	10,829	4,868	-	-
Exercised/lapsed	-	-	-	-
Granted			5,981	5,981
At 31 December 2004	**10,829**	**4,868**	**5,981**	**5,981**
Executive share option plan				
At 1 January 2004	120,000	100,600	150,000	-
Granted	30,000	40,000	40,000	-
Exercised	-	-	-	-
At 31 December 2004	**150,000**	**140,600**	**190,000**	**-**

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the Board

I J Portal
Secretary
20/10/2005

BALANCE SHEET – 31 DECEMBER 2004

	Notes	2004 £	2003 £
Current assets			
Debtors	4	44,574	44,574
Net assets		44,574	44,574
Capital and reserves			
Called-up share capital	5	318,324	318,324
Share premium		284,053	284,053
Capital redemption reserve		45,000	45,000
Profit and loss account		(602,803)	(602,803)
Equity shareholders' funds		44,574	44,574

For the year ended 31 December 2004 the company was entitled to the exemption under section 249AA(1) of the Companies Act.

Members have not required the company to obtain an audit in accordance with section 249 (B) (2) of the Companies Act 1985.

The Directors acknowledge their responsibility for:

i) Ensuring the company keeps accounting records which comply with section 221; and

ii) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The accounts on pages 4 to 6 were approved by the board of directors on 20/10/2005 and signed on its behalf by:

PSK Wright

PSK Wright
Director

NOTES TO THE ACCOUNTS - 31 DECEMBER 2004

1 PRINCIPAL ACCOUNTING POLICIES

a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

2 EMPLOYEES

The company has no employees (2003 – nil) except for its directors who received no remuneration for their services during the year (2003 - £nil).

3 FIXED ASSET INVESTMENTS

At 31 December 2004 the company had interests in the following subsidiary undertakings:

Name of subsidiary	Country of registration	Nature of business	Class of share capital held	Proportion held
Public Attitude Surveys Limited	England and Wales	Marketing, industrial and social research	Ordinary	100%
Infratest Burke Core Company Limited	England and Wales	Dormant	Ordinary	100% (by subsidiary)
System Three (Scotland) Limited	Scotland	Dormant	Ordinary	100%(by subsidiary)

All fixed asset investments were written down in 1999.

4 DEBTORS

	2004 £	2003 £
Amounts owed by group undertakings	44,574	44,574

5 CALLED UP SHARE CAPITAL

	2004 £	2003 £
Authorised:		
373,000 ordinary £1 shares	373,000	373,000
Allotted, called-up and fully paid:		
318,324 ordinary £1 shares	318,324	318,324

6 ULTIMATE PARENT UNDERTAKING

The Company is a wholly owned subsidiary of Infratest Burke Group Ltd, which is the immediate controlling entity. The ultimate controlling entity as at 31 December 2004 was Taylor Nelson Sofres plc.

The parent undertaking of the largest group of companies into which the results of the Company are consolidated is Taylor Nelson Sofres plc, a company incorporated in England and Wales. Consequently the Company is exempt under the terms of Financial Reporting Standard Number 8 from disclosing details of transactions and balances with Taylor Nelson Sofres plc, fellow group subsidiaries and associated undertakings, and those deemed under control during the period ended 31 December 2004. Copies of the financial statements of Taylor Nelson Sofres plc may be obtained from The Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

The parent undertaking of the smallest group of companies into which the results of the Company are consolidated is NFO Europe Beteiligungs GmbH a company incorporated in Germany. Copies of the financial statements of NFO Europe Beteiligungs GmbH are available from Landsbergerstrasse 338, D-80687, Munich, Germany.

Taylor Nelson Sofres Trustees Limited

Report and accounts

for the year ended

31 December 2004

Reg No 3014589

Taylor Nelson Sofres Trustees Limited

Directors' report

For the year ended 31 December 2004

The directors present their report together with the financial statements for the year ended 31 December 2004.

1 **Principal activities, business review and future developments**

The company was dormant throughout the year.

The company acts as trustee to Taylor Nelson Sofres plc Pension Plan (1), Taylor Nelson Sofres plc Pension Plan (2), Taylor Nelson Sofres plc Pension Plan (3), Taylor Nelson Sofres plc Pension Plan (4), Taylor Nelson Research Staff Pension Plan and the Group Death in Service Insurance Scheme.

2 **Directors**

The directors of the company at 31 December 2004 are as follows:

A B Cowling (Chairman)
D J Addis
M L Petch
L R Taylor
E Hoefling (resigned 2 July 2005)

3 **Directors' interests in shares**

No directors held any interests in the shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interest in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Mr Hoefling, Mr Taylor and Mr Petch hold interests in the ultimate parent company, Taylor Nelson Sofres plc, as follows:-

	E Hoefling	M Petch	L Taylor
Ordinary shares			
At 1 January 2004	500	-	31,574
Acquired	-	-	2,000
Sold	-	-	-
At 31 December 2004	**500**	**-**	**33,574**
Savings related share options			
At 1 January 2004	10,829	12,956	7,219
Granted	-	-	1,993
Exercised/lapsed	-	-	-
At 31 December 2004	**10,829**	**12,956**	**9,212**
Executive share option plan			
At 1 January 2004	120,000	160,000	-
Granted	30,000	50,000	-
Exercised	-	-	-
At 31 December 2004	**150,000**	**210,000**	**-**

4 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed has been passed at an extraordinary general meeting.

5 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
....20/10/........ 2005

Taylor Nelson Sofres Trustees Limited

Balance sheet

As at 31 December 2004

	Notes	2004	2003
		£	£
Current assets			
Debtors: Amounts falling due within one year			
Amounts owed by parent undertaking		1	1
Net assets		1	1
Capital and reserves			
Called up share capital	2	1	1
		1	1

For the year ended 31 December 2004 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 and 5 were approved by the board of directors on ..20../..10../...... 2005 and were signed on its behalf by:

A B Cowling

Chairman

Taylor Nelson Sofres Trustees Limited

Notes to the financial statements

For the year ended 31 December 2004

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2004	2003
	£	£
Authorised		
1,000 ordinary shares of £1 each	**1,000**	1,000
Allotted, called up and fully paid		
1 ordinary shares of £1 each	**1**	1

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

WHF (Southern) Limited

Report and accounts

for the year ended

31 December 2004

Reg No 2508797

WHF (Southern) Limited

Report and Accounts

For the year ended 31 December 2004

WHF (Southern) Limited

Report and Accounts

For the year ended 31 December 2004

The directors present their report together with the financial statements of the company for the year ended 31 December 2004.

Principal activities, business review and future developments

The business of WHF (Southern) Ltd was sold to TNS UK Ltd with effect from 1 January 2003.

Results and dividends

The company did not trade during the year. (2003: £1,179,000 profit). The directors do not recommend the payment of a dividend for the year (2003: £ nil).

Directors

The directors of the company are listed below:

R H Findlay	
P S K Wright	(appointed 21 February 2005)
S P Ducat	(appointed 6 September 2004, resigned 21 February 2005)
A B Cowling	(resigned 6 September 2004)

Directors' interests in shares of the company

No directors held any interests in shares of WHF (Southern) Ltd at any time during the year.

Mr Findlay did not have any interests in shares of Taylor Nelson Sofres plc, or any other company within the group at any time during the year.

Mr Ducat's interests in shares of Taylor Nelson Sofres plc are disclosed below:-

S Ducat	**6 Sept 2004**	**Granted**	**Sold/ Exercised**	**31 Dec 2004**
	No	**No**	**No**	**No**
Ordinary shares	**27,394**	-	-	**27,394**
Savings related share options	**5,851**	-	-	**5,851**
Executive share option plan	**20,000**	20,000	-	**40,000**

WHF (Southern) Limited

Report and accounts

For the year ended 31 December 2004

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to assume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
......20/10/...... 2005

WHF (Southern) Limited

Profit and Loss account

For the year ended 31 December 2004

	Notes	2004	2003
		£000	£000
Profit on sale of discontinued operations	2	-	1,188
Profit on ordinary activities before tax	2	-	1,188
Taxation on profit on ordinary activities	5	-	(9)
Retained profit for the financial year	8	-	1,179

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit on ordinary activities before tax and the retained profit for the year stated above and their historical cost equivalents.

WHF (Southern) Limited

Balance Sheet

As at 31 December 2004

	Notes	2004	2003
		£000	£000
Current assets			
Debtors	6	**1,550**	1,550
Net assets		**1,550**	1,550
Capital and reserves			
Called up share capital	7	-	-
Profit and loss account	8	**1,550**	1,550
Equity shareholders' funds	8	**1,550**	1,550

For the year ended 31 December 2004 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 10 were approved by the board of directors on .....20./10/..... 2005 and were signed on its behalf by:

PSK Wright

PSK Wright
Director

1 Principal accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable UK accounting standards. The principal accounting policies are set out below;

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of the Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging/(crediting):

	2004	2003
	£000	£000
Depreciation of owned fixed assets	-	4
Depreciation recharged to acquiring entity	-	(4)
Profit on disposal of business	-	(1,188)

Auditors' remuneration in respect of the year ended 31 December 2003 has been borne by fellow group undertaking, Taylor Nelson Sofres UK Ltd.

3 Employee information

The company had no employees (2003: nil) except for its directors who received no remuneration for their services during the year (2003: £nil).

4 Directors' emoluments

No directors received any emoluments during the year (2003: £nil).

No directors accrue benefits under the money purchase pension scheme (2003: nil).

5 Taxation on profit on ordinary activities

	2004	2003
	£000	£000
Analysis of charge/(credit) in the year:		
Current tax		
Adjustments in respect of prior year	-	-
Total current tax	-	-
Deferred tax		
Origination and reversal of timing differences		
- current year	-	9
- prior year		
Total deferred tax	-	9
Tax on (loss)/profit on ordinary activities	-	9
Factor affecting tax charge/(credit) for the year:		
Profit/(loss) on ordinary activities before tax	-	1,188
Profit/(loss) on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	-	356
Effects of :		
Profit on disposal of business	-	(356)
Group relief	-	-
Depreciation in excess of capital allowances	-	-
Adjustments in respect of prior years	-	-
Current tax credit	-	-

There is no un-provided deferred tax in the company (2003: nil).

6 Debtors

	2004	2003
	£000	£000
Amounts due from group undertakings	**1,550**	1,550

7 Called up share capital

	2004	2003
	£	£
Authorised		
1000 ordinary shares of £1 each	**1,000**	1,000
Allotted, called up and fully paid		
2 ordinary shares of £1 each	**2**	2

8 Reconciliation of movements in shareholders' funds

	2004	2003
	£000	£000
Opening shareholders' funds	**1,550**	371
Retained profit for the year	**-**	1,179
Closing shareholders' funds	**1,550**	1,550

9 Related party transactions

WHF (Southern) Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, in accordance with the exemption allowed by paragraph 3(c) of FRS8, Related Party Disclosures, the financial statements do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

10 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Ltd and the ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.